UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                           For the month of: June 2007

                         Commission File Number: 1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F        |X|                        Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                 |_|                     No           |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 25, 2007, Zarlink Semiconductor Inc. filed with the Canadian securities regulatory authorities an agreement and plan of merger by and among Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC, dated as of June 25, 2007. A copy of the agreement is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

        Exhibit No.               Description
        -----------               -----------
           99.1                   Agreement and plan of merger by and among
                                  Zarlink Semiconductor Inc., ZLE Inc., Legerity
                                  Holdings, Inc., and Navigant Capital Advisors,
                                  LLC, dated as of June 25, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Zarlink Semiconductor Inc.

Dated: June 25, 2007                   By: /s/ Scott Milligan
                                           -------------------------------------
                                            Scott Milligan
                                            Senior Vice President of Finance and
                                            Chief Financial Officer